United States securities and exchange commission logo





                           July 14, 2021

       Lee Charles (Chuck) Pettid
       President
       Fig Publishing, Inc.
       335 Madison Avenue
       Floor 16
       New York, NY 10017

                                                        Re: Fig Publishing,
Inc.
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed July 9, 2021
                                                            File No. 024-11304

       Dear Mr. Pettid:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Matthew Bernstein